Mail Stop 4561

October 18, 2005

William P. Stewart, Jr.
Chairman and Chief Executive Officer
Trinity Hall
43 Cedar Avenue
Hamilton, HM LX
Bermuda

> **Re:** **W.P. Stewart & Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **File No. 001-16245**

Dear Mr. Stewart:

We have reviewed your response to our comment letter dated September 15, 2005 and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004:

Note 3 – Accounting Policies – Intangible Assets and Goodwill, page F-11

1.   We note your supplemental response to comment 1 of our letter dated September 15, 2004. Please tell us the gross amount and accumulated amortization of customer relationship intangible assets separated based on the estimated useful life for each period presented. Please provide us with a comprehensive analysis of how you determined the estimated useful life for each significant customer relationship intangible asset and how that life is still appropriate as of December 31, 2004.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief